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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                         CATHERINES STORES CORPORATION
                           (Name of Subject Company)

                             ROSE MERGER SUB, INC.
                             CHARMING SHOPPES, INC.
                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   14916F100
                                 (Cusip Number)

                              Colin D. Stern, Esq.
                                 450 Winks Lane
                               Bensalem, PA 19020
                            Telephone: 215-245-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies to:
                             Dennis S. Hersch, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
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   Transaction valuation*                          Amount of filing fee**
---------------------------------------      ----------------------------------
        $166,023,480                                     $33,205
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*    Estimated solely for the purpose of determining the registration fee.
     Based upon $21.00 cash per share for 7,905,880 shares on a fully-diluted basis as of November 17, 1999 (includes 3,400 shares that may be issued under Catherines Stores Corporation's Employee Stock Purchase Plan).
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.           Filing Party: Not applicable.
Form or Registration No.: Not applicable.         Date Filed: Not applicable.

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

------------------------
CUSIP No. 14916F100
------------------------

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   1      NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Rose Merger Sub, Inc.
          I.R.S. Employer Identification No.23-3021034
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                  (b) [ ]
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS

          AF
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                 [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee
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   7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          None
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   8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                 [ ]
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   9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          0%
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   10     TYPE OF REPORTING PERSON

          CO
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

------------------------
CUSIP No. 14916F100
------------------------

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   1      NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Charming Shoppes, Inc.
          I.R.S. Employer Identification No. 23-1721355
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                     (b) [ ]
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS

          WC
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                    [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania
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   7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          None
-------------------------------------------------------------------------------
   8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                    [ ]
-------------------------------------------------------------------------------
   9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          0%
-------------------------------------------------------------------------------
   10     TYPE OF REPORTING PERSON

          CO
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


   Item l.  Security and Subject Company

     (a) The name of the subject company is Catherines Stores Corporation, a Tennessee corporation (the "Company"), and the address of its principal executive offices is 3742 Lamar Avenue, Memphis, Tennessee 38118.

     (b) This Statement relates to the offer by Rose Merger Sub, Inc., a Tennessee corporation ("Purchaser") and a wholly owned subsidiary of Charming Shoppes, Inc., a Pennsylvania corporation ("Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value (the "Shares"), of the Company at $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

   Item 2.  Identity and Background.

     (a)-(d), (g) This Statement is filed by Purchaser. The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) Except as set forth in the paragraph below, neither Purchaser nor Parent, nor, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     In February 1997, Jo-Ann Stores, Inc. (formerly Fabri-Centers of America, Inc.) ("Jo-Ann Stores") reached a settlement with the Securities and Exchange Commission (the "Commission"), without admitting or denying the allegations, concerning alleged violations of the securities laws primarily in connection with certain inventory reserve estimates in Jo-Ann Stores' 1992 financial statements and their use in a 1992 securities offering. Concurrently, Mr. Rosskamm, a director of Parent and Chairman of the Board of Directors, President and Chief Executive Officer of Jo-Ann Stores, consented to a separate Commission administrative cease and desist order against violations of the federal securities laws, without admitting or denying the Commission's allegations. The Commission contended that Mr. Rosskamm violated certain federal securities laws in connection with the 1992 offering by not making adequate inquiries of his financial staff before signing representation letters to Jo-Ann Stores' auditors and by signing a Quarterly Report on Form 10-Q which was filed following the offering.

   Item 3.  Past Contacts, Transactions or Negotiations with the Subject
            Company.

     (a)-(b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent", Section l0 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and
Section 11 "The Merger Agreement; Other Arrangements" of the Offer to Purchase is incorporated herein by reference.

   Item 4.  Source and Amount of Funds or Other Consideration.

     (a)-(b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

   Item 5. Purpose of the Tender Offer and Plans or Proposals of the Purchaser.

     (a)-(e) The information set forth in the Introduction and Section 12 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 13 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

   Item 6.  Interest in Securities of the Subject Company.

     (a)-(b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

   Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent", Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and
Section 11 "The Merger Agreement; Other Arrangements" of the Offer to Purchase is incorporated herein by reference.

   Item 8.  Persons Retained, Employed or to be Compensated.

     The information set forth in Section 18 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

   Item 9.  Financial Statements of Certain Purchasers.

     The information set forth in Section 8 "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

   Item 10.  Additional Information.

     (a)   None.

     (b)-(c) The information set forth in Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in the Introduction and Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

   Item 11.  Material to be Filed as Exhibits.

   (a)(l)  Offer to Purchase dated November 19, 1999.

   (a)(2)  Letter of Transmittal.

   (a)(3)  Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)  Text of press release issued by Parent dated November 15, 1999.

   (a)(8) Summary advertisement as published in The Wall Street Journal on November 19, 1999.

      (b)  None.

   (c)(1) Agreement and Plan of Merger dated as of November 15, 1999 by and among the Company, Parent and Purchaser.

   (c)(2) Confidentiality Agreement dated as of October 12, 1999 between Parent and Company.

      (d)  Not applicable.

      (e)  Not applicable.

      (f)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 1999

                                       CHARMING SHOPPES, INC.



                                       By: /s/ Eric M. Specter
                                          --------------------------------------
                                          Name:  Eric M. Specter
                                          Title: Executive Vice President and
                                                   Chief Financial Officer



                                       ROSE MERGER SUB, INC.



                                       By: /s/ Eric M. Specter
                                          --------------------------------------
                                          Name:  Eric M. Specter
                                          Title: President